UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 3)

Under the Securities Exchange Act of 1934

CHINA WOOD, INC.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

16951F101
(CUSIP Number)

Alan P. Donenfeld
c/o Paragon Capital LP
110 East 59th Street, 22nd Fl
New York, NY 10022
(212) 593-1600

With copies to:
Barry I. Grossman, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16951F101

1.		Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only). Paragon Capital LP

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ..............................................................................
(b) ..............................................................................

3.		SEC Use Only

4.		Source of Funds (See Instructions) WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	716,527

	8. Shared Voting Power	0

	9. Sole Dispositive Power	716,527

	10. Shared Dispositive Power	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 716,527

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.		Percent of Class Represented by Amount in Row (11) 7.0%

14.		Type of Reporting Person (See Instructions) OO

CUSIP No. 16951F101

1.		Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only). Alan P. Donenfeld

2.		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ..............................................................................
(b) ..............................................................................

3.		SEC Use Only

4.		Source of Funds (See Instructions) WC

5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	716,527

	8. Shared Voting Power	0

	9. Sole Dispositive Power	716,527

	10. Shared Dispositive Power	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 716,527

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.		Percent of Class Represented by Amount in Row (11) 7.0%

14.		Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

As reported by the Issuer on a Form 8-K filed with the Securities and Exchange Commission on  October 1, 2010, on September 30, 2010, Timberjack Sporting Supplies, Inc. (“Timberjack,” the  “Company” or the “Issuer”) acquired a company that is in the business of plywood production in the People’s Republic of China in accordance with a Share Exchange Agreement, dated September 30, 2010 (the “Exchange Agreement”), by and among the Company, Paragon Capital LP, a Delaware limited partnership, Chine Victory Profit Limited, a British Virgin Islands company (“Chine Victory”), and the shareholders of Chine Victory (the “Chine Victory Shareholders”). The closing of the transaction took place on September 30, 2010 (the “Closing Date”). On the Closing Date, pursuant to the terms of the Exchange Agreement, the Company acquired all of the outstanding shares of Chine Victory from the Chine Victory Shareholders in exchange for the issuance of 467,074.60209421 shares of Series M preferred stock, par value $0.001 (the “Series M Preferred Stock”) whereby each share of Series M Preferred Stock will be converted into 10,000 shares of the Company’s common stock (the “Common Stock”) automatically upon the effectiveness of the Reverse Split (as defined in the Form 8-K) (the “Share Exchange”), which was effected on March 24, 2011. As a result of the Share Exchange, Chine Victory became the Issuer’s wholly-owned subsidiary.

Immediately after the Share Exchange, the Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) for the issuance and sale in a private placement of investment units (the “Units”), each Unit consisting of one share of the Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), and Series A warrants to purchase up to 0.5 shares of the Company Common Stock (the “Series A Warrants”), for aggregate gross proceeds of $5,344,975 (the “Private Placement”). In the aggregate, the Issuer issued to the Investors a total of 1,336,244 shares of Series A Preferred Stock and Series A Warrants to purchase up to 668,123 shares of the Company’s Common Stock.

Paragon Capital LP purchased 125,000 Units in the Private Placement, consisting of 125,000 shares of Series A Preferred Stock convertible into 125,000 shares of Common Stock of the Issuer and 125,000 Series A Warrants to purchase 62,500 shares of Common Stock of the Issuer.

Paragon Capital LP also transferred 114,000,000 shares of Common Stock to Newbridge Securities Corporation, the placement agent in connection with the Private Placement.

The Reporting Persons’ beneficial ownership of the Issuer, subsequent to the Reverse Split is 716,527 shares of Common Stock, consisting of 529,027 shares of Common Stock of the Issuer, 125,000 shares of Common Stock issuable upon the conversion of 125,000 shares of Series A Preferred Stock (which were not included in the beneficial ownership set forth in Amendment No. 2) and 62,500 shares of Common Stock issuable upon the exercise of 125,000 Series A Warrants (which were not included in the beneficial ownership set forth in Amendment No. 2), representing approximately 7.0% shares of Common Stock of the Issuer in accordance with Section 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.     Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to shares of common stock, $.001 par value (the “Common Stock”), of Timberjack Sporting Supplies, Inc., a Nevada corporation with its principal place of business located at 110 East 59th  Street, 22nd  Floor, New York, NY 10022.  This Amendment No. 3 amends and supplements the information contained in Items 1 and 5 of the Schedule 13D filed by Paragon Capital LP (“Paragon”) and Alan P. Donenfeld (“Donenfeld”, together with Paragon, the “Reporting Persons”) on September 16, 2008 (as amended by Amendment No. 1 and Amendment No. 2, each as defined below, the “Schedule 13D”), Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on November 21, 2008 (“Amendment No. 1), and Amendment No. 2 filed by the Reporting Persons on October 5, 2010 (“Amendment No. 2”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.   Except as amended by this Amendment No. 3, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 3.

Item 2.     Identity and Background.

(a)	Name: This statement is filed by Paragon Capital LP and Alan P. Donenfeld. Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC, which is the General Partner of Paragon Capital LP.

(b)	Business Address: 110 East 59th Street, 22nd Floor, New York, NY 10022.

(c)	Employment Information: President, Chief Executive Officer and Sole Director of the Issuer; Managing Member of Paragon Capital Advisors LLC, which is the General Partner of Paragon Capital LP.

(d)	During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Paragon is a Delaware limited partnership. Alan P. Donenfeld is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds was the working capital of Paragon Capital LP.

Item 4. Purpose of Transaction

Except as set forth in the Explanatory Note above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Paragon Capital LP and Mr. Donenfeld beneficially own an aggregate of 716,527 shares of the Issuer’s common stock, which includes 529,027 shares of Common Stock of the Issuer; 125,000 shares of Series A Preferred Stock which are convertible into 125,000 shares of Common Stock of the Issuer and 125,000 Series A Warrants to purchase 62,500 shares of Common Stock of the Issuer, which represents approximately 7.0% of the issued and outstanding common stock of the Issuer.

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:	529,027

Shared Power to or to Direct the Vote:	0

Sole Power to Dispose or to Direct the Disposition of:	529,027

Shared Power to Dispose or to Direct the Disposition of:	0

(c)	Transactions in the securities effected during the past sixty days:

           The information disclosed in the Explanatory Note is incorporated by reference herein.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

           N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in the Explanatory Note is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description:
10.1
Securities Purchase Agreement, dated September 30, 2010, between Timberjack Sporting Supplies, Inc. and Paragon Capital LP (Incorporated by reference to Exhibit 10.1 to the Reporting Persons’ Amendment No. 2 to Schedule 13D filed on October 5,2010)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARAGON CAPITAL LP

Date: April 27, 2011	By:	/s/ Alan P. Donenfeld
Alan P. Donenfeld,
Managing Member of Paragon Capital Advisors, LLC, the General Partner of Paragon Capital LP

Date: April 27, 2011	By:	/s/ Alan P. Donenfeld
Alan P. Donenfeld, individually